Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

5th May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
<u>- Disclosure of Interests – Substantial Shareholders</u>

We enclose for your information a notification dated 5th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp
Neil M McNamara
Group Corporate Secretary

Encl

dlw 5/19

Full Text Announcement

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Holding(s) in Company
Released	13:41 5 May 2004
Number	3177Y

HONGKONG LAND HOLDINGS LIMITED ("HKLH")

DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

HKLH was notified today that on 5th May 2004, Jardine Strategic Holdings Limited's ("JSH") interests in HKLH increased from 43.95% to 44.01% as a result of the acquisition of shares in HKLH by JSH. JSH's interests were made up as follows:-

	No. of shares	%
JSH	940,642,564	40.98
The Hongkong Land Company, Limited (wholly-owned subsidiary of HKLH)	69,561,004	3.03
Total Holding	**1,010,203,568**	**44.01**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Hongkong Land Holdings Limited

5th May 2004

www.hkland.com

END